

Justin Fenchel · 2nd

Co-Founder/CEO at Future/Proof (Formerly BeatBox
Beverages)

Austin, Texas Metropolitan Area · 500+ connections ·

Contact info

Future/Proof

The University of Te:
Austin - The Red Mc

Experience



Co-Founder/CEO
Future/Proof
Sep 2019 – Present · 1 yr 2 mos
Austin, Texas



Co-Founder, CEO
BeatBox Beverages, LLC
Nov 2011 – Present · 9 yrs
Austin, TX

Drawn together by their love for music and the entrepreneurial spirit of Austin, Texas, the
founders of BeatBox Beverages always believed experiences are more fun when they are
shared with friends. So began their journey to mix friends, fun, and flavor into something that
could help everyone party beyond basic. The result? The World's Tastiest Portable F ...**see mor**



MBA Candidate
McCombs School of Business
Aug 2011 – May 2013 · 1 yr 10 mos



Founder, Chief Financial Officer

Flying Penguin

Jul 2009 – Aug 2011 · 2 yrs 2 mos

Greater Los Angeles Area

Flying Penguin was formed with a mission to take valued brands to new heights. With a wide array of resources and partnerships with top media platforms, producers, developers, financers, and more, Flying Penguin can fuel passionate projects with all the necessary ingredients for success.



Equity Analyst

Bel Air Investment Advisors

Sep 2007 – Jul 2011 · 3 yrs 11 mos

Show 1 more experience ⌄

Education



The University of Texas at Austin - The Red McCombs School of Business

MBA, Entrepreneurship/Entrepreneurial Studies

2011 – 2013



Pomona College

Bachelor of Science, Economics

2002 – 2006



